SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 30, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Smurfit Kappa Funding plc

(formerly JSG Funding plc)

Quarterly Information Package

Quarter Ended March 31, 2006

This report is prepared in compliance with the information covenants in the
November 2005 senior credit facility and is confidential.

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000
Net sales
Continuing operations	1,748,436	1,037,952
Discontinued operations	—	13,690
	1,748,436	1,051,642
Cost of sales	1,270,725	763,222
Gross profit	477,711	288,420
Net operating expenses	414,753	241,280
Reorganization and restructuring costs	41,268	9,606
Operating income subsidiaries
Continuing operations	21,690	39,446
Discontinued operations	—	(1,912)
	21,690	37,534
Share of associates’ operating income	2,138	1,053
Total operating income	23,828	38,587
Income on sale of assets and businesses	2,357	36,962
Interest income	1,766	3,614
Interest expense	(86,254)	(66,387)
Loss from early extinguishment of debt	—	(76,416)
Other financial expense	(2,956)	(3,318)
Share of associates’ net interest	(498)	(232)
Loss before taxes and equity minority interests	(61,757)	(67,190)
Taxes on income	17,981	8,926
Loss before equity minority interests	(79,738)	(76,116)
Equity minority interests	2,621	1,661
Net loss for the period	€(82,359)	€(77,777)

(1) The financial statements have been restated to reflect the implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

Packaging	1,297,752	744,447
Specialties	232,398	126,134
Europe	1,530,150	870,581

Latin America	218,286	181,061
	€1,748,436	€1,051,642

(Loss) / income before taxes and equity minority interests

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

Packaging	47,128	29,604
Specialties	10,289	4,957
Associates	1,999	1,030
Europe	59,416	35,591

Packaging	27,845	26,097
Associates	139	22
Latin America	27,984	26,119

Unallocated centre costs	(7,673)	(7,115)

Income before intangible assets amortization, interest and exceptional items	79,727	54,595
Amortization of intangible assets	(17,587)	(9,720)
Group net interest	(84,488)	(62,773)
Loss from early extinguishment of debt	—	(76,416)
Share of associates’ net interest	(498)	(232)

Loss before exceptional items	(22,846)	(94,546)

Reorganization and restructuring costs	(41,268)	(9,606)
Income on the sale of assets and businesses	2,357	36,962
Loss before taxes and equity minority interests	€(61,757)	€(67,190)

(1) The financial statements have been restated to reflect the implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

		Restated(1)
	March 31, 2006	March 31, 2005
	€000	€000
Assets
Current assets
Cash	191,452	207,345
Accounts receivable and prepayments	1,376,130	889,576
Assets held for sale and inter-company balances	14,404	—
Amounts due by affiliates	107	386
Amounts due by affiliates after more than one year	262,962	271,036
Inventories	690,354	407,438
Total current assets	2,535,409	1,775,781
Fixed assets
Investments	87,717	83,827
Property, plant and equipment	3,458,253	2,084,911
Intangible assets	2,512,331	1,326,938
Total fixed assets	6,058,301	3,495,676
Total assets	€8,593,710	€5,271,457

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	98,575	98,385
Accounts payable and accrued liabilities	1,501,321	1,016,890
Total current liabilities	1,599,896	1,115,275

Non current liabilities
Long term debt and other long term liabilities	4,598,625	2,641,925
Amounts due to affiliates	17,836	12,125
Provisions for liabilities and charges	252,292	187,231
Pension liabilities	627,652	392,088
Capital grants deferred	14,925	13,691
Minority interests (equity interests)	130,946	121,147
Total liabilities and minority interests	7,242,172	4,483,482

Shareholders equity
Share capital	40	40
Other reserves	1,688,961	943,118
Retained deficit	(337,463)	(155,183)
Shareholders’ equity	1,351,538	787,975
Total liabilities, minority interests and shareholders’ equity	€8,593,710	€5,271,457

(1) The financial statements have been restated to reflect the implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000
(Loss) / income for the period
- Group	(82,588)	(79,800)
- Associates	229	2,023
	(82,359)	(77,777)

Translation adjustments on foreign currency net investments
- Group	(5,909)	(5,184)
Actuarial gain recognized in retirement benefits schemes	20,564	1,369

Total recognized gains and losses
- Group	(67,933)	(83,615)
- Associates	229	2,023
	€(67,704)	€(81,592)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

At beginning of year	1,418,862	869,101
Net loss for the period	(82,359)	(77,777)
Actuarial gain recognized in retirement benefit schemes	20,564	1,369
Stock compensation	380	466
Translation adjustments on foreign currency net investments	(5,909)	(5,184)
At end of period	€1,351,538	€787,975

(1) The financial statements have been restated to reflect the implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

1. BASIS OF PRESENTATION

The following name changes took place during 2006:

Old Name	Current Name

JSG Packaging Limited	Smurfit Kappa Group Limited (SKGL)
JSG Holdings plc	Smurfit Kappa Holdings plc (SK Holdings)
Jefferson Smurfit Group Limited	Smurfit Kappa Corporation Limited (SKCL)
JSG Funding plc	Smurfit Kappa Funding plc (SK Funding)
JSG Acquisitions	Smurfit Kappa Acquisitions (SK Acquisitions)
Smurfit Packaging Corporation Ltd	Smurfit Kappa Packaging Ltd

SK Funding was incorporated on June 12, 2002. On October 2, 2002, SK Acquisitions, a wholly owned subsidiary of SK Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, SK Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction SK Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility.

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), some land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö tissue business and The K Club are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 SKGL, (the ultimate parent of SK Funding), SK Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the valuation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €23 million. Assets held for sale have been fair valued to reflect our current expectation of the likely proceeds from the sale of Kappa Graphic Board. This has resulted in an increase to goodwill of €40 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.3 billion.

SK Funding’s consolidated financial statements as of and for the quarter ended March 31, 2006 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of SK Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2005 will be filed with the Irish Registrar of Companies.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 35 to SK Funding’s audited consolidated financial statements for the year ended December 31, 2005, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, SK Funding’s financial statements would reflect the consolidation of certain fellow subsidiaries of SKGL thereby reducing shareholders’ equity under US GAAP.

Operating results for the first quarter of 2006 are not necessarily indicative of the results that may be expected in future periods.

2. SUMMARY OF ACCOUNTING POLICIES

These financial statements should be read in conjunction with SK Funding’s consolidated financial statements for the year ended December 31, 2005 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this report.

TURNOVER AND REVENUE RECOGNITION

Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgments and estimates that are reasonable and prudent. These estimates and judgments affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

SHARE-BASED PAYMENT TRANSACTIONS

In April 2004, the Accounting Standards Board issued FRS 20, “Share-based Payment”. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. FRS 20 is effective for accounting periods beginning on or after January 1, 2005 for listed companies and for accounting periods beginning on or after January 1, 2006 for unlisted companies, such as the Group. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The Group applies FRS 20 to all share-based payment transactions including grants of shares, share options and other equity instruments. The Group applied FRS 20 effective from the first grant of such instruments which occurred in April 2003. The requirements of FRS 20 are substantially the same as those of the U.S. Financial Accounting Standards Board’s statement, FAS123R.

Prior to January 1, 2006, the Group accounted for its management equity plan under the recognition and measurement provisions of UITF Abstract 17 “Employee share schemes”, as revised. Under UITF 17, the amount recognised was the difference between the fair value of the shares at the date the award was made and the amount of the consideration that participants were required to pay for the shares. As the relevant awards were made at market value no expense was recorded.

As set out in Note 6 – Shareholders’ Equity, SKGL, the ultimate parent of SK Funding, issued convertible shares to eligible employees, officers and directors of the Group. In accordance with FRS 20, the Group estimates the fair value of share-based transactions at the date of grant of the equity instrument using the Black Scholes model which requires the use of a number of assumptions. The difference between the exercise price and fair value calculated using the Black Scholes model is expensed to the consolidated statements of operations on a straight line basis over the estimated period in which the equity is earned with a corresponding increase in other reserves. Vesting of the equity instruments granted is conditional on the completion of specified periods of service by eligible employees and non-market performance conditions. Fair value is determined on the basis that employee service will continue during the vesting period. Fair values are subsequently revisited only in the case of a modification of the terms or attributes of the equity instrument. On transition, this policy has been applied to all of the outstanding convertible shares in issue.

3. EMPLOYEE POST RETIREMENT SCHEMES – DEFINED BENEFIT COST

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to
	March 31, 2006	March 31, 2005
	€000	€000

Current service cost	15,449	8,817
Past service cost	145	339
	15,594	9,156

Expected return on scheme assets	(20,279)	(10,379)
Interest cost on scheme liabilities	23,235	13,697
Other financial expense	2,956	3,318

Defined benefit expense	€18,550	€12,474

The disclosures above reflect the requirements of FRS 17 – Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €15,594,000 (2005: €9,156,000). Other financial expense is separately identified in the Consolidated Statements of Operations.

4. ANALYSIS OF NET DEBT

	March 31 2006	March 31 2005
	€000	€000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	39,879	7,685
Tranche A Term loan (2a) – interest at relevant interbank rate + 2.25%	485,361	—
Tranche B Term loan (2b) – interest at relevant interbank rate + 2.50% eur & 2.375% US$	1,188,558	361,561
Tranche C Term loan (2c) – interest at relevant interbank rate + 3.00% eur & 2.875% US$	1,188,558	384,294
Yankee bonds (including accrued interest) (3)	255,713	422,622
Bank loans and overdrafts / (cash)	(102,624)	(133,263)
2011 Receivables securitization floating rate notes (incl. accrued interest) (4)	210,184	210,000
Total subsidiary debt	3,265,629	1,252,899
2012 Bonds (including accrued interest) (5)	985,775	981,365
2015 Cash pay subordinated notes (including accrued interest) (6)	370,288	370,288
Total senior debt	4,621,692	2,604,552
2013 PIK units (including accrued interest) (7)	—	2
Net Debt	4,621,692	2,604,554
Leases	22,154	16,243
Net Debt including Leases – SK Funding	€4,643,846	€2,620,797

(1)	Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans - €29m, Drawn under Ancillary facilities and letters of credit - €11m)
(2a)	Term Loan A due to be repaid in certain installments up to 2012.
(2b)	Term Loan B due to be repaid in full in 2013.
(2c)	Term Loan C due to be repaid in full in 2014.
(3)	7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes due 2005 of $234 million repaid in November 2005).
(4)	Receivables securitization floating rate notes maturing September 2011.
(5)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.
(6)	7.75% senior subordinated notes due 2015 of €217.5 million and 7.75% senior subordinated notes due 2015 of US$200 million.
(7)	The remaining US$15.5% subordinated notes due 2013 were redeemed in October 2005.

5. REFINANCING TRANSACTIONS

On January 13, 2005, SK Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the “tender offer”. As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. The .01% of the 15.5% dollar subordinated notes not tendered in February were redeemed on October 28, 2005 in accordance with the terms and conditions of the indentures governing the notes, at a redemption price of 108.0%. All of the euro 15.5% subordinated notes were tendered. In January 2005, SK Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. SK Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

Concurrently with the completion of this offering of notes, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the “PIK notes”), substantially all of the net proceeds of which were loaned to SKGL, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither SK Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of SK Funding and its subsidiaries.

On December 1, 2005 Smurfit Kappa Group (SKG) was formed with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa. The completion of the merger was financed through a new senior credit facility for the combined group. The senior credit facility comprises a €485 million amortizing Tranche A maturing in 2012, a €1,188 million Tranche B maturing in 2013 and a €1,189 Tranche C maturing in 2014. In addition the new facility includes €875 million in committed lines including a €600 million revolving credit facility of which €40 million was drawn as at March 31, 2006.

The proceeds of the new senior credit facility were used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (“the Kappa Bonds”) (b) to refinance existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the merger.

6. SHAREHOLDERS’ EQUITY

The equity of SK Funding is mainly represented by ordinary shares of €0.001 of which 40,000,000 (€40,000) were called up, issued and fully paid and capital contributions of €1,603,307,000.

In September 2002, SKCL adopted the 2002 Management Equity Plan (the ‘2002 Plan’). The 2002 Plan provided for the issuance of equity purchase rights for a nominal value of €0.001 each through long-term equity incentive awards to eligible employees, officers, and directors (‘Participants’). Each award was comprised of class A, class B and class C convertible shares in SKCL, proportioned as 40%, 40% and 20%, respectively. Class A convertible shares vest over a three year period ending on December 31, 2007. Class B and class C convertible shares vest over the same time period if certain internal rate of return performance requirements are met. Vesting for all three classes of convertible shares is conditional on the Participant remaining employed by the Group. On vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares then could be converted into ordinary shares of SKCL upon payment of an agreed upon conversion price, usually the fair market value of SKCL ordinary shares at the date of the original grant. Each award has a life of seven years from the date of issuance of the class A, class B or class C convertible shares. Also, certain restrictions apply on transferring convertible or ordinary shares. When a Participant terminates employment, SKCL (now SKGL) reserves the right to redeem or purchase the convertible shares and any ordinary shares issued as a result of conversion.

In February 2004, the 2002 Plan was amended (the ‘2004 Plan’) and restated to, among other things, provide a clause that creates variability in the exercise price for the equity awards based upon interest accrued on the senior PIK notes of SK Holdings plc. In addition, the awards were exchanged for an identical number of shares in SKGL in 2005. These changes to the 2002 Plan took effect in February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the ‘2005 Plan’). In this amendment SKGL gave Participants the opportunity to exchange their awards of class A, class B and class C convertible shares for an equal number of class E, class F and class G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The main changes to the vesting conditions were that the vesting dates were changed to the three years ending December 31, 2010 and the performance criteria for the class F and class G convertible shares were slightly different to those for the class B and class C convertible shares, which they replaced. Additionally, SKGL introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, they are not subject to the variable exercise price that the other classes of convertible shares possess. The life of awards of the class E, F, G, and H convertible shares ends on December 1, 2012. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment. The opportunity to exchange the convertible shares under the 2005 Plan occurred in the first quarter of 2006.

A sale or listing (IPO) of SKGL accelerates vesting of all of the class A and class E convertible shares and, subject to the internal rate of return performance requirements, could also accelerate vesting of the class B, C, F, G and H convertible shares. Subject to certain conditions the convertible shares may become vested at the discretion of the board of directors of SKGL at any time. The plans provide for equity settlement only, no cash settlement alternative is available.

The 2005 Plan, which will terminate on December 31, 2008, provides for the issuance of up to a maximum of 8,606,334 class A ordinary shares and 2,104,980 class B ordinary shares of SKGL.

As of March 31, 2006, SKGL had issued 10,404,610 convertible shares. A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 and the first quarter of 2006 is presented below:

	Class of Convertible shares
Shares 000’s	A	B	C	D	E	F	G	H	Total
Apr 2003 Allotted	3,118.9	3,118.9	1,559.5	—	—	—	—	—	7,797.3
Oct 2003 Allotted	176.3	176.3	88.0	—	—	—	—	—	440.6
Balance December 2003	3,295.2	3,295.2	1,647.5	—	—	—	—	—	8,237.9
Mar 2004 Allotted	41.5	41.5	20.8	—	—	—	—	—	103.8
Balance December 2004	3,336.7	3,336.7	1,668.3	—	—	—	—	—	8,341.7
Dec 2005 Allotted	—	—	—	—	—	—	—	2,062.9	2,062.9
Balance December 2005	3,336.7	3,336.7	1,668.3	—	—	—	—	2,062.9	10,404.6
Converted	(162.2)	—	—	162.2	—	—	—	—	—
Feb 2005 Exchanged	(2,859.6)	(2,859.6)	(1,429.8)	—	2,859.6	2,859.6	1,429.8	—	—
Balance March 2006	314.9	477.1	238.5	162.2	2,859.6	2,859.6	1,429.8	2,062.9	10,404.6

Exercisable March 2006	—	—	—	162.2	—	—	—	—	162.2

The exercise price for all convertible shares other than Class H convertibles at March 31, 2006 was €4.98. The exercise price for Class H convertibles was €5.69 at March 31, 2006. No new awards were made during the first quarter of 2006. The weighted average remaining contractual life of the awards at March 31, 2006 was 6.37 years.

The fair values of the shares granted under the management equity agreement were determined using the following assumptions:

	2003			2004			2005
	3 years	4 years	5 years	2 years	3 years	4 years

Weighted average exercise price (€)	10.00	10.00	10.00	10.00	10.00	10.00	5.69

Risk free interest rate (%)	2.61	2.86	3.23	2.61	2.86	3.23	3.42

Expected volatility (%)	5.45	7.80	8.85	7.40	7.60	8.70	6.90

Expected life in years	3	4	5	2	3	4	3 – 5

Expected dividend yield (%)	—	—	—	—	—	—	—

The expected volatility was determined using a comparable historical industry sector index.

The 2003 and 2004 issued shares were modified in February 2005 and again in February 2006.

The incremental fair value granted in February 2005 as a result of corporate restructuring was €0.55. The following assumptions were used in arriving at this value:

Weighted average exercise price (€)	5.61
Risk free interest rate (%)	3.08
Expected volatility (%)	9.90
Expected life in years	4 - 6
Expected dividend yield (%)	—

The incremental fair value granted in February 2006 as a result of extended vesting periods was €0.57. The following assumptions were used in arriving at this value:

Weighted average exercise price (€)	4.98
Risk free interest rate (%)	3.42
Expected volatility (%)	6.90
Expected life in years	3 - 5
Expected dividend yield (%)	—

IMPACT OF FRS 20 ‘SHARE BASED PAYMENT’

The stock compensation expense for the first quarter of 2006 amounted to €380,000.The first quarter of 2005 has been restated by €466,000 to reflect the stock compensation expense on the adoption of FRS 20. The full year effect on 2005 results was €2,172,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of SK Funding, the indirect owner of JSG, together with its subsidiaries. Comparability of the operating results for the three months between 2006 and 2005 is impacted significantly by the merger with Kappa Packaging. The absence in 2006 of Munksjö’s specialty operations and of The K Club, which were sold during 2005, has an impact also, but on a much smaller scale. In this report, these operations are treated as discontinued.

We completed the disposal of Munksjö’s specialty operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had been previously sold with effect from January 1, 2005 with the sale being completed in early March 2005. In addition, on June 1, 2005, we completed the disposal of assets comprising The K Club and surplus land near our Dublin head office.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

MARKET OVERVIEW

Europe

European market conditions remained difficult during the first quarter primarily due to rising input costs. However, the demand environment in Europe is showing indications of improvement. In addition, while substantial new capacity in recycled containerboard was introduced in 2005, a number of producers, including SKG, have announced and/or implemented the closure of a substantial amount of older, less efficient capacity. The improving demand environment, coupled with the removal of inefficient capacity is contributing to an improved supply demand balance in the European market and product price momentum. However, this improving market environment is being adversely impacted by rising input costs, primarily energy, meaning that product price increases are necessary simply to recover the significant rise in input costs during the period.

A €50 per tonne increase was announced on both containerboard grades in the first quarter of 2006 and the majority of this increase was implemented during the period. This announcement followed the implementation of price increases for both grades in the fourth quarter of 2005. The implementation of these paper price increases has resulted in a severe margin squeeze on our end product – corrugated boxes. The continued rise in input costs has contributed to a further announced price increase of €40 per tonne for kraftliner and €30 per tonne for recycled containerboard for June 1, 2006.

In corrugated, we are in the process of implementing price increases critically necessary to cover the rise in paper costs. Announcements of corrugated price increases, of between 8% and 12%, have been made in markets throughout Europe. While these increases are currently being implemented, they are not yet fully through and are unlikely to be fully achieved. This is partially due to the fact that a portion of corrugated prices are determined by paper prices in published industry indices but with a time lag to the published price. By the end of the first quarter, SKG achieved an average increase of approximately 3% on corrugated box prices.

The Group also has substantial European interests in Solid Board, Graphic Board, Sacks and Bag-in-Box. These operations faced a similar rising cost environment as our containerboard and corrugated business during the first quarter of 2006. A combination of increased costs, a competitive market environment and a lag in passing through primary product cost increases to end product pricing contributed to a very difficult first quarter in each of these businesses.

Against this backdrop, on a pro forma basis, SKG’s European kraftliner and recycled containerboard volumes increased by approximately 4% and 2% respectively in the first quarter of 2006 on the same period in 2005. On the same basis, our European corrugated volumes increased by approximately 6%.

Latin America

SKG’s Latin American operations reported another strong performance in the first quarter of 2006. These results continue to highlight the benefit of SKG’s geographically balanced exposure and the strength of its management team in the region. Containerboard and corrugated volumes increased by 6% and 9% on 2005 first quarter levels.

Following a difficult operating environment throughout 2005, the Mexican economy performed relatively strongly during the first quarter of 2006 driven by improving consumer confidence and retail sales. An improving demand environment and rising input costs led to product price increases during the first quarter. Containerboard and corrugated volumes increased by 18% and 17% in the first quarter respectively compared to the same period in 2005.

The Colombian economy remains strong with low inflation and continued strong GDP growth. Volume growth during the quarter reflects both domestic demand and export growth. Containerboard and corrugated volumes increased by 3% and 8% in the first quarter respectively compared to the same period in 2005.

The Venezuelan economy also remains strong although first quarter performance in 2006 was impacted by annual maintenance downtime at our Valencia boxboard mill. Corrugated volumes increased by 6% in the first quarter respectively compared to the same period in 2005 while our containerboard volumes were flat since our Venezuelan mills are operating at full capacity.

In Argentina economic growth is slowing, primarily reflecting the impact of inflation. Government measures, such as a temporary ban on meat exports to try to offset inflation, impacted performance during the first quarter. In addition, the paper-based packaging market is becoming increasingly competitive in Argentina. Containerboard volumes increased by 1%, but corrugated volumes decreased by 5% in the first quarter compared to the same period in 2005.

Disposals

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. These include Kappa’s two graphic board mills in Holland along with JSG’s Dutch solid board mill and converting operation, four corrugated facilities (two in Sweden and two in Denmark) and a partition facility in Scotland. SKG is currently engaged in the process of selling these facilities and expects to complete this process in the near future.

As required under Irish GAAP, the results of the former Kappa graphic board mills and their related entities have not been included in those of SKG. The related entities are mainly selling companies, which form an integral part of the graphic board business and will be sold along with the mills. On the other hand, we will continue to report the results of the former JSG operations until they are sold.

RESULTS OF OPERATIONS

FIRST QUARTER 2006 COMPARED TO FIRST QUARTER 2005

As a result of the enlarged scale of the group following the merger, net sales from continuing operations at €1,748 million for the first quarter of 2006 were €710 million (68%) higher than in the comparable period in 2005. The presence of the former Kappa operations, which generated net sales of over €670 million in the first quarter of 2006, accounted for the larger part of this increase. Other net disposals and closures reduced comparable sales by approximately €4 million while the currency movement was a positive €31 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan bolivar. Allowing for these factors, the real underlying move year-on-year in net sales from continuing operations was an increase of approximately €10 million, the equivalent of 1%, with the larger part arising in Latin America.

Including the sales of €14 million generated by Munksjö’s tissue operations and The K Club, net sales amounted to €1,052 million in total in the first quarter of 2005.

Net sales from our European Packaging operations were significantly higher than in 2005, again because of the impact of the merger. Net sales of €1,298 million in the first quarter of 2006 included approximately €560 million from the former Kappa operations, without which the year-on-year move would be a marginal decrease on 2005’s €744 million. Although overall corrugated volumes within the former JSG operations were higher than in the first quarter of 2005, the benefit was partly offset by the impact of lower average selling prices in 2006. On the other hand, with increased sales from the mills to our own corrugated plants, third party sales of containerboard were lower than in 2005. In terms of containerboard pricing, with the implementation of increases during the first quarter of 2006, average prices for recycled grades were higher in 2006 although the average prices for kraft grades were lower.

The merger also had a significant impact on our Specialties segment given the significant solid board operations now included. Net sales of €232 million in the first quarter of 2006 included €115 million from the former Kappa operations. Without these operations, and allowing also for the contribution in the first quarter of 2005 of the discontinued operations, the year-on-year move was an increase of approximately €5 million. This increase mainly reflected sales growth in our graphic board mills.

In total, sales by our European operations amounted to €1,530 million in the first quarter of 2006 compared to €871 million in 2005.

Latin American sales as reported in euro terms increased by over 20% to €218 million in the first quarter of 2006 from €181 million in 2005. While market conditions were generally good across the region with overall volumes higher than in 2006, the increase was largely driven by currency given the relative strength of the local currencies against the euro in 2006. Excluding the impact of currency and of the modest addition to sales in 2006 from our sack operation in Costa Rica, the real underlying increase in net sales was approximately €7 million.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher net sales in the first quarter of 2006, cost of sales increased also while representing at 72.7% a broadly unchanged percentage of net sales year-on-year. Although energy costs have been significantly higher than in the first quarter of 2005, the cost of our main raw material, waste fibre, has remained relatively stable. On a like-for-like basis, energy costs in the enlarged group were approximately €30 million higher in the first quarter of 2006 than in the same period last year and represented approximately 8% of net sales. Gross profit in the first quarter of 2006 was €477.7 million compared to €288.4 million in 2005.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €414.8 million were higher in the first quarter of 2006 primarily as a result of the increased scale of the Group following the merger. Allowing for the inclusion of the expenses within the former Kappa operations and for the impact of other acquisitions, disposals and currency, the underlying move in net operating expenses was an increase of approximately €7 million. This increase, the equivalent of 3%, was a combination of higher distribution costs and broadly unchanged administration costs. While volume growth was the main factor in Latin America, the higher costs in Europe were primarily the result of increased fuel prices in 2006. In addition to being higher in absolute terms, net operating expenses represented 23.7% of third party sales in the first quarter of 2006 compared to 22.9% in 2005.

Income before intangible assets amortization, interest, exceptional items and taxation in the first quarter of 2006 amounted to €79.7 million, of which the former Kappa operations accounted for €36.6 million. Without this contribution, the profit would be reduced to €43.1 million, which is more comparable to 2005’s €54.6 million. On a broadly like-for-like basis, the profitability of our European operations was lower in the first quarter of 2006 compared to 2005 while that of our Latin American operations was higher.

With paper prices increasing during the quarter, the trend within our European Packaging segment has been one of improving profits on the mill side and reducing margins on the conversion side. Excluding the contribution of €33.0 million from the former Kappa operations, the profit for the first quarter of 2006 is reduced from the reported €47.1 million to €14.1 million, which is comparable to 2005’s €29.6 million.

The year-on-year decline in comparable profitability arose primarily in our corrugated operations as a result of the differing trends in containerboard pricing. While our corrugated operations faced strengthening containerboard prices in 2006, they benefited from their relative weakness in 2005. On the mill side, although recycled containerboard prices were higher year-on-year, average kraftliner prices were still lower than in the first quarter of 2005. In addition, the benefit to the mills of strengthening prices was offset by higher energy costs in 2006.

Excluding the contribution of €3.6 million from the former Kappa operations, the profit generated by our Specialties operations in the first quarter of 2006 would be reduced to €6.7 million in the first quarter of 2006. The reported profit of €5.0 million in the first quarter of 2005 is not truly comparable since it included the earnings generated by The K Club. Allowing for the absence of The K Club in 2006 as well as for the merger, the profitability of our Specialties operations was broadly unchanged year-on-year with improved earnings in our graphic board mills offset by shortfalls elsewhere.

Our Latin American operations continued to perform relatively well in the first quarter of 2006 with profits of €27.8 million compared to €26.1 million in 2005. The year-on-year result reflected a relative strengthening in most of the local currencies, without which the overall move would be a modest decrease. While the underlying country results varied, the main shortfall was in Venezuela where the more open economy in the current year has led to increased competition, particularly since the devaluation of the bolivar in March 2005.

Exceptional items in the first quarter of 2006 comprised reorganization and restructuring costs of €41.3 million and a gain of €2.4 million on the disposal of surplus land in the U.K. The costs related primarily to the planned closure of three corrugated plants (two in France and one in the U.K.), the major restructuring of another U.K. plant and the closure of a German mill. Exceptional items in the first quarter of 2005 comprised reorganization and redundancy costs of almost €9.6 million, primarily relating to the closure of our Dublin mill, and disposal gains of €37.0 million. The principal disposal was that of Munksjö’s specialty paper and pulp operations with a gain of approximately €34 million with the remaining €3 million arising on the sale of the Voghera mill in Italy.

INTEREST EXPENSE AND TAXES

Group net interest of €84.5 million in the first quarter of 2006 was considerably higher than in 2005 as a result of the increased level of debt following the merger. In addition to the interest charge of €62.8 million in the first quarter of 2005, we reported a loss of €76.4 million in respect of the early extinguishment of debt. The early paydown of the PIK debt, following the February 2005 refinancing, resulted in the write-off of over €13 million in debt issuance and other costs as well as cash costs of approximately €53 million, primarily the cash premium paid for early redemption. In addition, we wrote off debt issuance costs of almost €10 million in respect of the debt repaid with the Munksjö proceeds.

After other financial expense of €3.0 million, which represents the interest element of our post retirement benefit costs, the result before taxation was a loss of €61.8 million (after net exceptional costs of €38.9 million) in the first quarter of 2006 compared to a loss of €67.2 million in the first quarter of 2005 (after net exceptional gains of €27.4 million and the loss of €76.4 million on the early extinguishment of debt). The tax charge for the first quarter of 2006 was €18.0 million compared to €8.9 million in 2005 with the increase arising from the greater size of the group following the merger.

After taxation and minorities, the net loss for the first quarter of 2006 was €82.4 million compared to €77.8 million in 2005.

Liquidity and Capital Resources

Summary cash flows for the first quarter of 2006 are set out in the following table.

	3 months to	3 months to
	Mar 31 2006	Mar 31 2005
	€ Million	€ Million
Loss before tax - subsidiaries	(63)	(68)
Exceptional items	25	(33)
Depreciation and depletion	94	55
Amortization of intangible assets	18	10
Non cash interest expense	3	32
Refinancing costs	—	53
Working capital change	(75)	(13)
Capital expenditure	(77)	(38)
Change in capital creditors	(4)	(14)
Sale of fixed assets	9	1
Tax paid	(11)	(14)
Other	(9)	(4)
Free cash flow	(90)	(33)

Investments	(34)	(1)
Sale of businesses and investments	1	276
Dividends paid to minorities	(3)	(1)
Debt issue costs	—	(8)
Acquisition costs and fees	(1)	—
Transfer of cash from affiliates	1	—
Refinancing costs	—	(53)
Net cash (outflow)/inflow	(126)	180
Net cash disposed	—	(5)
Munksjö inter-company debt repaid	—	157
Non-cash interest accrued	—	(11)
Currency translation adjustments	11	(30)
(Increase)/decrease in net borrowing (excluding leases)	€(115)	€291

FIRST QUARTER 2006 COMPARED TO FIRST QUARTER 2005

The 2006 first quarter cash flow combines the full three month cash flows for JSG and Kappa. As the merger was completed on December 1, 2005 first quarter comparative cash flow relates only to JSG.

Free cash flow, for the first quarter was a net outflow of €90 million compared to a net outflow of €33 million in the same period in 2005. Although our loss before taxation was not significantly different quarter-on-quarter, the composition was different with the first quarter of 2005 reflecting the loss from the early extinguishment of debt and the gains from the sale of Munksjö’s specialty paper and pulp operations and the Voghera mill in Italy. The reduction in free cash flow in 2006 versus 2005 arises mainly due to lower profitability and a higher working capital outflow.

The inflow of €25 million for exceptional items for the first quarter of 2006 related primarily to the reclassification in respect of the unpaid element of the reorganization and restructuring costs to working capital. Conversely, the outflow in 2005 related primarily to the transfer of the disposal gains to the sale of businesses and investments.

Capital expenditure at €77 million in the first quarter of 2006 represented approximately 82% of depreciation. While expenditure for the year to December 2005 represented 80% of depreciation, the expenditure of €38 million in the first quarter of 2005 was relatively low, representing less than 70% of depreciation. As in 2005, we anticipate higher levels of expenditure over the remainder of the year.

Working capital increased by €75 million in the first quarter with higher debtors and, to a lesser extent, stocks offset by higher creditors. To a large extent, this increase reflects a working capital outflow in the former Kappa operations. As a percentage of annualized net sales, working capital of €596 million at March 2006 represented 8.5% compared to 7.9% at December 2005 (adjusting for the impact of including Kappa’s sales for December only).

Despite the increased scale of the group, tax payments were lower in the first quarter of 2006 primarily because of relatively low outflows within the former Kappa operations, lower tax payments in Latin America and increased interest expense.

Other than the payment of the deferred consideration of €34 million to the former Kappa shareholders, cash flows from financing and investment activity were modest in the first quarter of 2006. Together, the free cash outflow of €90 million and the financing and investment usage of €36 million have resulted in a total net cash outflow of €126 million in the first quarter of 2006.

In 2005, the €53 million refinancing costs which comprised the €51 million premium paid for the early redemption of the PIK together with waiver fees of approximately €2 million, offset the disposal proceeds of €276 million, of which €273 million related to the sale of Munksjö’s operations, generating a net cash inflow of approximately €180 million in the first quarter.

A positive currency adjustment of over €11 million arose in the first quarter of 2006 primarily because of a relative strengthening of the euro against the U.S. dollar during the quarter. Moves in the European currencies had a limited impact. In comparison to a year-end 2005 rate of US$ 1.18, the euro strengthened to US$ 1.21 at the end of March 2006. Conversely, we reported a negative currency adjustment in the first quarter of 2005 as a result of a weakening of the euro from US$ 1.36 at December 2004 to approximately US$ 1.30 at March 2005.

With the net cash outflow for the quarter partly offset by the positive currency adjustment, net borrowing increased by €115 million. As a result, net borrowing in SK Funding amounted to €4,622 million (€4,644 million including capital leases of €22 million) at March 2006 compared to over €4,507 million (€4,530 million including leases) at December 2005. In 2005, net borrowing decreased by approximately €291 million with the net cash inflow of €180 million for the quarter boosted by repayment of Munksjö intra-group debt while partly offset by the negative currency adjustment and the add-back of non-cash interest.

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At March 31, 2006 SK Funding had outstanding €350 million 10 1/8% senior notes due 2012, $750 million 9 5/8% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and $200 million of 7.75% senior subordinated notes due 2015. In addition Smurfit Kappa Treasury Funding Limited (formerly Smurfit Capital Funding Limited) had outstanding US$ 292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

SK Acquisitions and certain subsidiaries are party to the new Senior Credit Facility as described further under “Refinancing Transactions”  The following table provides the range of interest rates as of March 31, 2006 for each of the drawings under the various Senior Credit Facility term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Term Loan A	EUR	4.886% - 4.971%
Term Loan B	EUR	5.126% - 5.221%
	USD	7.050%
Term Loan C	EUR	5.636% - 5.721%
	USD	7.550%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012. The Term Loan A must be repaid in December 2012. The Term Loan B must be repaid in December 2013. The Term Loan C must be repaid in December 2014. As of March 31, 2006 there was €40 million drawn under the revolving credit facility by way of drawings on ancillary facilities, documentary letters of credit and short term advances.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of SK Funding and its subsidiaries to:

• incur additional indebtedness and issue preference shares

• pay dividends or make certain other restricted payments

• consummate certain asset sales

• incur liens

• enter into certain transactions with affiliates, or

• merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of SK Funding, could limit corporate and operating activities.

SK Funding believes that cash generated from operations and will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility and other committed facilities will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2005 and recognized an impairment charge of €45 million on long lived assets. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. In the fourth quarter of 2005, we conducted a detailed review of the consistency of the application of this policy. Taking this into account, our bad debt provision reduced from €53 million to €46 million in 2005. Our bad debt write-off in 2004 was €4 million.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

SK Funding has adopted FRS 17— “Retirement Benefits.” FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the Consolidated Statements of Operations. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Statement of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Consolidated Balance Sheets as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with FRS 17. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2006 pension expense by approximately €9 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2006 by approximately €9 million. Similarly, holding other assumptions constant, a one percentage point decrease in SK Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006 by approximately €13 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €13 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2005.

At December 31, 2005, we had net operating loss carryforwards of €1,050 million. These loss carryforwards have a tax value of €294 million. Valuation allowances of €167 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (‘SFASA 123R’), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement is effective for accounting periods starting January 1, 2006. SFAS 123R is similar to FRS 20 which we adopted from January 1, 2006 for Irish GAAP. We are currently evaluating the effect that the adoption of SFAS No. 123R will have on our consolidated results of operations and financial condition. The effect of adopting FAS 123R will be reflected in the reconciliations of Irish to US GAAP in the Group’s second quarter report.

In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS No. 155), an amendment of SFAS No. 140 and SFAS No. 133. SFAS No. 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years starting after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS No. 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or (2) amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (“IASB”). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2005 and 2004, the Group’s research and development costs were approximately €4 million and €5 million respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, the Group has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of SKGL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to SK Funding. The newcos then loaned the proceeds to SKCL, and SKCL used them to make a capital contribution to SK Funding. SK Funding in turn made a capital contribution to SK Acquisitions. SK Funding’s debt and shareholders’ equity under US GAAP would reflect the consolidation of the newcos with SK Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At March 31, 2006, the proportion of the Group’s total borrowing that was at fixed interest rates was 70%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €986 million equivalent and senior subordinated notes totaling €370 million equivalent. The Group also has €2,005 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €13 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps and forward contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•        our substantial leverage and our ability to meet our debt service obligations;

•        our ability to generate growth or profitable growth;

•        the availability and price of raw materials;

•        our ability to integrate our operations and acquisitions successfully;

•        our exposure to currency and interest rate fluctuations;

•        our ability to implement our business strategy successfully;

•        our ability to comply with existing or new environmental regimes in the countries in which we operate;

•        our liability for violations, known or unknown, under environmental laws;

•        increased competition from other companies in our industry and our ability to retain or increase our market shares;

•        our ability to maximize operating and organizational efficiencies; and

•        general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F and current reports on Form 6-K are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: May 30, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer